[ ]Check this box if no longer

subject to Section 16. Form 4 or

Form 5 obligations may continue.

See Instruction 1(b)

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Name and Address of Reporting Person Cerny, Ronald N. (Last) (First) (Middle)					2. Issuer Name and Ticker or Trading Symbol Andersen Group, Inc. ANDR					6. Relationship of Reporting Person(s) to Issuer (Check all that apply) ____ Director ______10% Owner _X____Officer (give title below) _____Other (specify below) (Registrant's Subsidiary President)
191 Cold Spring Road (Street)					3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year March 2002
						5. If Amendment, Date Original (Month/Year)				Individual or Joint/Group Filing (check Applicable Line) __X___Form filed by One Reporting Person _____Form filed by More than One Reporting Person
Avon, CT 06001 (City) (State) (Zip)

Table I Non-Derivative Securities
1. Title of Security (Instr. 3) Andersen Group, Inc.	2.Transaction Date mm/dd/yy 03/25/02	3.Transaction Code (Instr. 8)		4.Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 5)			5.Amount of Securities Beneficially Owned at End of Issuer's month (Instr. 3 and 4) 8,905	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) D	7.Nature of Indirect Beneficial Ownership (Instr. 4)
		Code P	V	Amount 5,000	(A) (D) A	Price 6.25

Table II - Derivative Securities Acquired Disposed of, or Beneficially Owned (e.g.), puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 4)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instru. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

/s/ /Ronald N. Cerny May 9, 2002

**Signature of Reporting Person Date